MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	July 2, 2023	January 1, 2023
Assets
Current assets:
Cash and cash equivalents	$375,461	$227,442
Short-term securities	60,000	76,000
Restricted short-term marketable securities	991	968
Accounts receivable, net(1)	61,731	54,301
Inventories	349,336	303,230
Advances to suppliers, current portion	1,407	2,137
Prepaid expenses and other current assets(1)	105,300	126,971
Total current assets	$954,226	$791,049
Property, plant and equipment, net	361,311	380,468
Operating lease right of use assets	25,863	17,844
Other intangible assets, net	313	291
Deferred tax assets	10,228	10,348
Other long-term assets(1)	102,373	60,418
Total assets	$1,454,314	$1,260,418
Liabilities and Equity
Current liabilities:
Accounts payable(1)	$211,909	$247,870
Accrued liabilities(1)	107,648	135,157
Contract liabilities, current portion(1)	177,921	139,267
Short-term debt	35,512	50,526
Operating lease liabilities, current portion	5,331	3,412
Total current liabilities	$538,321	$576,232
Long-term debt	1,424	1,649
Contract liabilities, net of current portion(1)	156,231	161,678
Operating lease liabilities, net of current portion	21,845	15,603
Convertible debt(1)	382,040	378,610
Deferred tax liabilities	14,333	14,913
Other long-term liabilities(1)	67,027	63,663
Total liabilities	$1,181,221	$1,212,348
Commitments and contingencies (Note 6)
Equity:
Common stock, no par value (52,646,297 and 45,033,027 issued and outstanding as of July 2, 2023 and January 1, 2023, respectively)	$—	$—
Additional paid-in capital	789,312	584,808
Accumulated deficit	(501,501)	(520,263)
Accumulated other comprehensive loss	(20,546)	(22,108)
Equity attributable to the Company	267,265	42,437
Noncontrolling interests	5,828	5,633

Total equity	273,093	48,070
Total liabilities and equity	$1,454,314	$1,260,418
(1)We have related-party balances for transactions with TCL Zhonghuan Renewable Energy Technology Co. Ltd. (“TZE”), SunPower Corporation (“SunPower”) and TotalEnergies SE and its affiliates (“TotalEnergies Group”) as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net”, “Prepaid expenses and other current assets”, “Other long-term assets”, “Accounts payable”, “Accrued liabilities”, “Contract liabilities, current portion”, “Contract liabilities, net of current portion”, Convertible debt and “Other long-term liabilities” financial statements line items in our Condensed Consolidated Balance Sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Revenue(1)	$348,373	$238,080	$666,705	$461,161
Cost of revenue(1)	292,150	277,404	556,857	513,449
Gross profit (loss)	56,223	(39,324)	109,848	(52,288)
Operating expenses:
Research and development(1)	13,012	12,416	24,088	26,310
Sales, general and administrative(1)	34,492	21,520	65,520	45,271
Restructuring charges	326	1,765	143	1,530
Total operating expenses	47,830	35,701	89,751	73,111
Operating income (loss)	8,393	(75,025)	20,097	(125,399)
Other (expense) income, net
Interest expense, net(1)	(8,903)	(5,684)	(17,902)	(10,470)
Other, net	4,550	(1,978)	28,993	(2,130)
Other (expense) income, net	(4,353)	(7,662)	11,091	(12,600)
Income (loss) before income taxes and equity in (income) losses of unconsolidated investees	4,040	(82,687)	31,188	(137,999)
Provision for income taxes	(5,893)	(937)	(11,877)	(1,762)
Equity in income (losses) of unconsolidated investees	392	(4,141)	(354)	(7,201)
Net (loss) income	(1,461)	(87,765)	18,957	(146,962)
Net income attributable to noncontrolling interests	(48)	(155)	(195)	(70)
Net loss (income) attributable to the stockholders	$(1,509)	$(87,920)	$18,762	$(147,032)

Net (loss) income per share attributable to stockholders:
Basic and diluted	$(0.03)	$(2.15)	$0.43	$(3.61)

Weighted average shares used to compute net (loss) income per share:
Basic	45,158	40,853	43,273	40,751
Diluted	45,158	40,853	44,110	40,751
(1)We have related-party transactions with TZE, SunPower and TotalEnergies Group as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue”, “Cost of revenue”, “Operating expenses::"Research and development", Sales, general and administrative”, and “Other (expense) income, net: Interest expense, net” financial statements line items in our Condensed Consolidated Statements of Operations.

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net (loss) income	$(1,461)	$(87,765)	$18,957	$(146,962)
Components of other comprehensive (loss) income, net of taxes:
Currency translation adjustment	(430)	(2,835)	363	(4,077)
Net change in derivatives (Note 9)	363	2,079	1,196	2,518
Net gain on long-term pension liability obligation	2	1	3	1
Total other comprehensive (loss) income	(65)	(755)	1,562	(1,558)
Total comprehensive (loss) income	(1,526)	(88,520)	20,519	(148,520)
Comprehensive income attributable to noncontrolling interests	(48)	(155)	(195)	(70)
Comprehensive (loss) income attributable to the stockholders	$(1,574)	$(88,675)	$20,324	$(148,590)

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(unaudited)
(In thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 1, 2023	45,033	$—	$584,808	$(520,263)	$(22,108)	$42,437	$5,633	$48,070
								—
Net income	—	—	—	20,271	—	20,271	147	20,418
Issuance of common stock for stock-based compensation, net of tax withheld	377	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	4,033	—	—	4,033	—	4,033
Other comprehensive income	—	—	—	—	1,627	1,627	—	1,627
Balance at April 2, 2023	45,410	$—	$588,841	$(499,992)	$(20,481)	$68,368	$5,780	$74,148
Net income	—	$—	$—	$(1,509)	$—	$(1,509)	$48	$(1,461)
Issuance of common stock, net of issuance cost	7,120	—	193,491	—	—	193,491	—	193,491
Issuance of common stock for stock-based compensation, net of tax withheld	116	—	—	—	—	—	—	—
Recognition of stock-based compensation	—	—	6,980	—	—	6,980	—	6,980
Other comprehensive loss	—	—	—	—	(65)	(65)	—	(65)
Balance at July 2, 2023	52,646	—	789,312	(501,501)	(20,546)	267,265	5,828	273,093

	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interests	Total Equity
Balance at January 2, 2022	44,247	$—	$624,261	$(262,961)	$(11,844)	$349,456	$5,419	$354,875
Effect of adoption of ASU 2020-06	—	—	(52,189)	10,122	—	(42,067)	—	(42,067)
Net loss	—	—	—	(59,112)	—	(59,112)	(85)	(59,197)
Issuance of common stock for stock-based compensation, net of tax withheld	354	—	(2)	—	—	(2)	—	(2)
Distribution to noncontrolling interest	—	—	—	—	—	—	(64)	(64)
Recognition of stock-based compensation	—	—	1,466	—	—	1,466	—	1,466
Other comprehensive income	—	—	—	—	(803)	(803)	—	(803)
Balance at April 3, 2022	44,601	$—	$573,536	$(311,951)	$(12,647)	$248,938	$5,270	$254,208
Net (loss) income	—	—	—	(87,920)	—	(87,920)	155	(87,765)
Issuance of common stock for stock-based compensation, net of tax withheld	108	—	(21)	—	—	(21)	—	(21)
Recognition of stock-based compensation	—	—	2,844	—	—	2,844	—	2,844
Other comprehensive loss	—	—	—	—	(755)	(755)	—	(755)
Balance at July 3, 2022	44,709	—	576,359	(399,871)	(13,402)	163,086	5,425	168,511

The accompanying notes are an integral part of these condensed consolidated financial statements

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Six Months Ended
	July 2, 2023	July 3, 2022
Cash flows from operating activities
Net profit (loss)	$18,957	$(146,962)
Adjustments to reconcile net profit (loss) to operating cash flows
Depreciation and amortization	29,042	28,368
Stock-based compensation	12,257	4,842
Non-cash interest expense	4,657	2,819
Equity in losses of unconsolidated investees	354	7,201
Deferred income taxes	(460)	475
Loss on impairment of property, plant and equipment	442	—
Loss on disposal of property, plant and equipment	9	191
Remeasurement (gain) loss on prepaid forward	(28,567)	4,383
(Utilization of) provision for inventory reserves	(10,377)	10,126
Other, net	20	558
Changes in operating assets and liabilities
Accounts receivable	(23,850)	(18,728)
Inventories	(65,706)	(80,028)
Prepaid expenses and other assets	654	(19,800)
Operating lease right-of-use assets	2,303	1,337
Advances to suppliers	730	34,907
Accounts payable and other accrued liabilities	(13,507)	58,134
Contract liabilities	48,661	117,329
Operating lease liabilities	(1,928)	(1,454)
Net cash (used in) provided by operating activities	(26,309)	3,698
Cash flows from investing activities
Purchases of property, plant and equipment	(40,669)	(39,913)
Purchases of intangible assets	(135)	—
Proceeds from maturity of short-term securities	76,000	—
Purchase of short-term securities	(60,000)	—
Purchase of restricted short-term marketable securities	(10)	—
Proceeds from disposal of property, plant and equipment	—	32
Net cash used in investing activities	(24,814)	(39,881)

	Six Months Ended
	July 2, 2023	July 3, 2022
Cash flows from financing activities
Proceeds from debt	114,539	130,010
Repayment of debt	(129,526)	(105,650)
Repayment of finance lease obligations	(252)	(332)
Payment for tax withholding obligations for issuance of common stock upon vesting of restricted stock units	—	(23)
Net proceeds from issuance of common stock	194,226	—
Distribution to noncontrolling interest	—	(64)
Net cash provided by financing activities	178,987	23,941
Effect of exchange rate changes on cash, cash equivalents and restricted cash	81	160
Net increase (decrease) in cash, cash equivalents and restricted cash	127,945	(12,082)
Cash, cash equivalents and restricted cash, beginning of period	267,961	192,232
Cash, cash equivalents and restricted cash, end of period	$395,906	$180,150
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$16,485	$33,800
Property, plant and equipment obtained through capital lease	—	2,127
Right-of-use assets obtained in exchange for lease obligations	10,322	1,257
The following table reconciles our cash and cash equivalents and restricted cash reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents and restricted cash reported on our Condensed Consolidated Statements of Cash Flows as of July 2, 2023 and July 3, 2022:

(In thousands)	July 2, 2023	July 3, 2022
Cash and cash equivalents	$375,461	$138,347
Restricted cash, current portion, included in Prepaid expenses and other current assets	20,443	35,396
Restricted cash, net of current portion, included in Other long-term assets	2	6,407
Total cash, cash equivalents and restricted cash shown in Condensed Consolidated Statements of Cash Flows	$395,906	$180,150

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION
Background
Maxeon Solar Technologies, Ltd. (“Maxeon”, the “Company”, “we”, “us”, and “our”) is an independent, public company incorporated under the Laws of Singapore, trading on the NASDAQ Global Select Market under the symbol “MAXN.” We own and operate solar cell and panel manufacturing facilities located in Malaysia, Mexico and the Philippines and we participate in a joint venture for panel manufacturing in China with TCL Zhonghuan Renewable Energy Technology Co. Ltd. ("TZE"). Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of shingled solar cells and panels.
In May 2023, pursuant to a stock purchase agreement with an affiliate of TZE, Maxeon sold to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG") 1,500,000 ordinary shares at $28.00 per share (the "TZE Private Placement"), in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, for a total investment of $42.0 million.
As of July 2, 2023, TotalEnergies Solar INTL SAS ("TotalEnergies Solar"), TotalEnergies Gaz Electricité Holdings France SAS, (“TotalEnergies Gaz”, with TotalEnergies Solar, each an affiliate of TotalEnergies SE (TotalEnergies SE) and collectively “TotalEnergies”) and TZE SG had significant influence over the Company and their ownership of the Company’s outstanding common stock was approximately 15.2% and 23.3%, respectively.
Liquidity
As of July 2, 2023, we had unrestricted cash and cash equivalents of $375.5 million, restricted cash of $20.4 million and short-term securities representing a 6-months time deposit of $60.0 million, as compared to $227.4 million of unrestricted cash and cash equivalents, restricted cash of $40.5 million and short-term securities represented by a 4-month time deposit of $76.0 million as of January 1, 2023. The increase in cash and cash equivalents and short-term securities was primarily attributable to $179.0 million net cash provided by financing activities mainly arising from the net proceeds from issuance of common stock of $194.2 million. This was offset by $40.7 million used for purchase of property, plant and equipment and $26.3 million net cash used in our operating activities. The decrease in restricted cash was primarily due to the releases of the cash collateralized for the issuance of standby letters of credit.

We believe that our current cash, cash equivalents, along with cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. We expect that we will address our working capital requirements and fund our committed and uncommitted capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs.
Seasonal Trends
Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives, among others. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. The installation of solar power components and related revenue may decline during cold and/or rainy winter months for the distributed generation market.

Basis of Presentation
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited condensed consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s consolidated and combined financial statements presented in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023. The financial information included herein is unaudited, and reflects all adjustments which are, in the opinion of our management, of a normal recurring nature and necessary for a fair statement of the results for the periods presented. The operating results for the three and six months ended July 2, 2023     are not necessarily indicative of the results that may be expected for fiscal year 2023, or for any other future period.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Refer to “Note 2. Summary of Significant Accounting Policies”, of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F, for the fiscal year ended January 1, 2023 for the significant estimates and assumptions applied by management in the preparation of the consolidated financial statements.
Fiscal period
We have a 52-to-53-week fiscal year that ends on the Sunday closest to December 31. Accordingly, every fifth or sixth year will be a 53-week fiscal year. The current fiscal year, fiscal year 2023 and the prior fiscal year 2022 are both 52-week fiscal year. The second quarter of fiscal year 2023 ended on July 2, 2023, while the second quarter of fiscal year 2022 ended on July 3, 2022.
Principles of Consolidation
The condensed consolidated financial statements incorporates the accounts of Maxeon, all of our subsidiaries and the variable interest entities for which the Company or a subsidiary of the Company is the primary beneficiary. All intercompany transactions and accounts within the consolidated businesses of the Company have been eliminated.
Summary of Selected Significant Accounting Policies
Refer to “Note 2. Summary of Significant Accounting Policies” of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023 for the full list of our significant accounting policies.

NOTE 2. AGREEMENTS WITH SUNPOWER, TOTALENERGIES SE AND TZE
Agreements with SunPower
On February 14, 2022, we entered into the 2022/2023 Supply Agreement which terminates and replaces the Supply Agreement initially entered in connection with the Spin-off and subsequently amended in February 2021, pursuant to which the Company had been supplying SunPower with IBC Modules for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (the “Domestic Territory”). The 2022/2023 Supply Agreement provided for a minimum product volume and fixed pricing for 2022 and 2023 to reflect the prevailing market trends at the point of the 2022/2023 Supply Agreement, based on the power output (in watts) of the IBC Modules. We amended the 2022/2023 Supply Agreement on January 5, 2023 to increase minimum product volumes, update the pricing of IBC Modules for 2023 and extend exclusivity provisions that prohibit us from selling Maxeon 6 IBC Modules to anyone other than SunPower for use in the Domestic Territory until December 31, 2023. The 2022/2023 Supply Agreement continues until December 31, 2023, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. The pricing of our modules sold to SunPower is fixed for 2022 and 2023, based on the power output (in watts) of the IBC Module, but the pricing has been updated to reflect current market trends.
The Company and SunPower entered into the 2024/2025 Supply Agreement with an effective date of December 31, 2022. Under the 2024/2025 Supply Agreement, in 2024 and 2025 the Company will supply certain volumes of Maxeon 6 IBC Modules to SunPower for use in residential installations in the Domestic Territory. The 2024/2025 Supply Agreement continues until December 31, 2025, subject to customary early termination provisions triggered by a breach of the other party (with the right to cure) and insolvency events affecting the other party. Following the entry into the 2024/2025 Supply Agreement, the pricing of our sales to SunPower contains an indexed-pricing provision for certain production commodities. In the event that adjustments to the final module price result in an increase in or discount to the final module price above certain thresholds, either party may terminate the 2024/2025 Supply Agreement for convenience without penalty or damages subject to certain terms and conditions.
Agreements with TotalEnergies
In November 2016, SunPower and TotalEnergies entered into a four-year, up to 200 megawatt (“MW”) supply agreement (the “Total Supply Agreement”) to support the solarization of certain TotalEnergies facilities. The agreement covers the supply of 150 MW of Maxeon 2 panels with an option to purchase up to another 50 MW of Performance line solar panels. In March 2017, we received a prepayment totaling $88.5 million. The prepayment is secured by certain of Maxeon’s assets located in Mexico.
We recognize revenue for the solar panels supplied under this arrangement consistent with our revenue recognition policy for solar power components at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts.
In August 2020, SunPower, TotalEnergies and Maxeon signed an assignment and assumption agreement, consent and release whereby SunPower assigned its rights and obligations under the original agreements to us as part of the Spin-off and we agreed with TotalEnergies and SunPower to make certain commercial amendments to the original agreements. On February 22, 2021, TotalEnergies, Maxeon and its affiliate SunPower System Sarl entered into a Second Amended and Restated Initial Implementing Agreement (the “Amendment to the Solarization Agreement”) replacing the existing agreement, for the supply to TotalEnergies, until December 31, 2025, of approximately 70 MW of PV modules (out of the 150 MW volume committed by TotalEnergies in the Total Supply Agreement). The Amendment to the Solarization Agreement also (i) updates the list of PV modules available for ordering by TotalEnergies, (ii) amends the pricing conditions (including the price adjustment mechanism of the existing agreement) of certain of those PV modules to reflect PV market-based pricing, (iii) provides the terms for the repayment in 12 installments by Maxeon, between the first quarter of 2023 and the fourth quarter of 2025, of the difference between the $88.5 million prepayment and the actual price of the 150 MW initial volume as at December 31, 2025 once the remaining 70 MW of PV modules will have been fully ordered by TotalEnergies; and (iv)

provides for the release of SunPower System Sarl from the Mexican pledge of its assets upon full repayment of that difference. In March 2023, as a result of the Amendment to the Solarization Agreement, the parties have concluded on the total refund liability as $24.3 million, to be repaid in 12 equal installments until the fourth quarter of 2025. The Company has paid two installments during the six months ended July 2, 2023.
As of July 2, 2023 , $8.1 million and $12.2 million to be repaid to TotalEnergies is recognized in "Accrued liabilities" and “Other long-term liabilities” on our Condensed Consolidated Balance Sheets, respectively, in connection to the aforementioned supply agreement. As of January 1, 2023, $7.4 million and $14.8 million expected to be repaid to TotalEnergies is recognized in "Accrued liabilities" and “Other long-term liabilities” on our Condensed Consolidated Balance Sheets, respectively.
In November 2021, the Company executed an order request from Danish Fields Solar LLC, a wholly-owned subsidiary of TotalEnergies SE, for the sale of Performance line modules that is governed by a framework agreement entered into between the Company and TotalEnergies Global Procurement on October 27, 2021. After granting security interests in certain assets located in Mexico, the Company receive total prepayment of $57.1 million. The delivery of the modules is expected to be completed in fiscal year 2023. In March 2022, the order request was amended to change the timing of the utilization of the prepayment. The Company has assessed that the contract includes a significant financing component. Accordingly, the carrying amount for such prepayment is adjusted for the discount rate at the contract inception. As of July 2, 2023 and January 1, 2023, we have $59.8 million and $58.8 million of such prepayment, respectively, recorded in “Contract liabilities, current portion” on our Condensed Consolidated Balance Sheets. The interest expense on significant financing component of three and six months ended July 2, 2023 of $0.6 million and $1.2 million, respectively, has been recognized in “Interest expense, net” in the Condensed Consolidated Statements of Operation.
Refer to “Note 3. Net Parent Investment and Transactions with SunPower and TotalEnergies” of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023 for further information regarding other agreements and transactions with SunPower and TotalEnergies.
Agreements with TZE
On November 16, 2021, we entered into a silicon wafer master supply agreement with Zhonghuan Hong Kong Ltd (“TZE HK”), a subsidiary of TZE for the purchase of P-Type G12 wafers which are intended to be incorporated into the Company’s Performance line modules planned for manufacture in Malaysia and Mexico and sale into the United States. The Company expects TZE HK to be its primary wafer supplier for Performance line modules and deliveries have commenced in 2022. Deposit arrangements, payment terms and pricing mechanisms will be agreed to with TZE HK for the Company to reserve specified volumes in advance. The master supply agreement also sets out a general framework and customary operational and legal terms which govern the purchases of silicon wafer from TZE by the Company and its subsidiaries, including engineering changes, supply chain management, inspection, representations and warranties and legal compliance.
In connection with the supply agreement, we made advance payment to reserve specified volumes in advance for delivery up to fiscal year 2023. As of July 2, 2023 and January 1, 2023, the prepayment were $1.4 million and $2.1 million respectively, recorded in “Advances to suppliers, current portion”, on the Condensed Consolidated Balance Sheets.
On August 17, 2022, the Company completed the sale of $207.0 million in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to TZE SG, a wholly owned subsidiary of TZE and an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes.
In May 2023, pursuant to a stock purchase agreement with an affiliate of TZE, Maxeon sold to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG") 1,500,000 ordinary shares at $28.00 per share (the "TZE Private Placement"), in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, for a total investment of $42.0 million.

Refer to “Note 4. TCL Zhonghuan Renewable Energy Technology Co. Ltd. (Formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.)” of the “Notes to Consolidated and Combined Financial Statements” presented in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023 for further information regarding other agreements and transactions with TZE.
NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS
During the three and six months ended July 2, 2023, we recognized revenue for sales of modules and components from contracts with customers of $348.4 million and $666.7 million, respectively. During the three and six months ended July 3, 2022, we recognized revenue for sales of modules and components from contracts with customers of $238.1 million and $461.2 million, respectively. We recognize revenue for sales of modules and components at the point that control transfers to the customer, which typically occurs upon shipment or delivery to the customer, depending on the terms of the contract. Payment terms are typically between 30 days and 45 days.
Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of solar cells and shingled panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of shingled solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Three Months Ended		Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
(In percentage)
IBC	41.2%	52.3%	43.4%	56.0%
Performance line	58.8%	47.7%	56.6%	44.0%
Total revenues	100.0%	100.0%	100.0%	100.0%

Contract Assets and Liabilities
Contract assets consist of unbilled receivables which represent revenue that has been recognized in advance of billing the customer and has been recorded within “Prepaid expenses and other current assets”. As of July 2, 2023 and January 1, 2023, the contract assets was $0.6 million for both period. During the three and six months ended July 3, 2022, decrease of $0.5 million and $1.0 million, respectively, in contract assets were primarily due to new billings of previously unbilled receivables.
Contract liabilities consist of deferred revenue and customer advances, which represent consideration received from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract. As of July 2, 2023 and January 1, 2023, the contract liabilities was $334.2 million and $300.9 million, respectively, of which $177.9 million and $139.3 million were classified as short-term and $156.2 million and $161.7 million were classified as long-term in our Condensed Consolidated Balance Sheets. During the three months ended July 2, 2023 and July 3, 2022, the increase in contract liabilities of $5.8 million and $38.2 million, respectively, was primarily due to additional customer advances and partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations. During the six months ended July 2, 2023 and July 3, 2022, the increase in contract liabilities of $33.2 million and $117.0 million, respectively, was primarily due to additional customer advances and partially offset by utilization of contract liabilities previously recorded due to the completion of performance obligations.

During the three months ended July 2, 2023 and July 3, 2022, we recognized revenue of $2.4 million and $4.3 million that was included in contract liabilities as of April 2, 2023 and April 3, 2022, respectively. During the six months ended July 2, 2023 and July 3, 2022, we recognized revenue of $3.5 million and $7.6 million that was included in contract liabilities as of January 1, 2023 and January 2, 2022, respectively. Except for a contract with TotalEnergies (refer to "Note 2. Agreements with SunPower, TotalEnergies and TZE"), there is no significant financing component for the contract assets and contract liabilities.
NOTE 4. BALANCE SHEET COMPONENTS
Accounts receivable, net

	As of
(In thousands)	July 2, 2023	January 1, 2023
Accounts receivable, gross(1)	$62,462	$55,218
Less: allowance for credit losses	(567)	(807)
Less: allowance for sales returns	(164)	(110)
Accounts receivable, net	$61,731	$54,301

(1)The Company maintains factoring arrangements with two separate third party factor agencies related to our accounts receivable from customers in Europe and the United States. As a result of these factoring arrangements, title of certain accounts receivable balances was transferred to third-party vendors, and both arrangements were accounted for as a sale of financial assets given effective control over these financial assets has been surrendered. As a result, these financial assets have been excluded from our Condensed Consolidated Balance Sheets.
In connection with the factoring arrangements, we sold accounts receivable invoices amounting to $177.2 million and $333.8 million during the three and six months ended July 2, 2023, respectively. During the three and six months ended July 3, 2022, we sold accounts receivable invoices amounting to $134.8 million and $239.5 million, respectively. As of July 2, 2023 and January 1, 2023, total uncollected accounts receivable from end customers under both arrangements were $72.1 million and $63.6 million, respectively.
We require letters of credit from certain customers and, from time to time, we discount these letters of credit issued by customers through various financial institutions. The discounting of letters of credit depends on many factors, including the willingness of financial institutions to discount the letters of credit and the cost of such arrangements. We record the financing charges on discounting these letters of credit as interest expense.
As of July 2, 2023 and January 1, 2023, SunPower accounted for 6.5% and 9.6% of gross accounts receivable, respectively.
The Company had one customer and two customers, who individually accounted for more than 10% of gross accounts receivable as of July 2, 2023 and January 1, 2023, respectively.

Allowance for credit losses

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Balance at beginning of period	$791	$939	$807	$940
Charges to expense	(203)	(89)	(201)	(87)
Deductions	(21)	(19)	(39)	(22)
Balance at end of period	$567	$831	$567	$831
Allowance for sales returns

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 3, 2022	July 4, 2021
Balance at beginning of period	$—	$282	$110	$225
Releases (charges) to expense	164	(202)	54	(145)
Balance at end of period	$164	$80	$164	$80
Inventories

	As of
(In thousands)	July 2, 2023	January 1, 2023
Raw materials	$51,857	$83,350
Work-in-process	94,139	76,718
Finished goods	203,340	143,162
Inventories	$349,336	$303,230
As of July 2, 2023 and January 1, 2023, the Company had reserves to reflect the inventories at lower of cost and net realizable value of $10.9 million and $21.3 million, respectively.
Prepaid expenses and other current assets

	As of
(In thousands)	July 2, 2023	January 1, 2023
VAT receivables	$9,377	$7,320
Tax receivables	1,202	3,819
Receivables from tolling partners	—	14,923
Other receivables from SunPower (Note 2)	12,658	14,703
Other receivables	21,310	19,394
Restricted cash	20,443	37,974
Prepaid expenses	33,234	24,229
Deferred issuance cost	1,648	1,652
Assets held for sale(1)	3,955	1,490
Derivative financial instruments (Note 9)	503	703
Other	970	764
Prepaid expenses and other current assets	$105,300	$126,971
(1) During the three months ended July 2, 2023, the Company has reclassified certain fixed assets in Porcelette, France to Assets held for sale as these assets have met the held for sale criteria under ASC 360 Property, Plant and

Equipment. The reclassification is also in line with the Company's June 2022 Restructuring plan. The Company is working closely with a potential buyer and expects to complete the sale during fiscal year 2023.
Property, plant and equipment, net

	As of
(In thousands)	July 2, 2023	January 1, 2023
Manufacturing equipment	$297,319	$300,089
Land and buildings	155,267	151,763
Leasehold improvements	84,286	89,215
Solar power systems	1,309	1,300
Computer equipment	45,913	39,011
Furniture and fixtures	1,333	1,378
Construction-in-process	22,085	15,786
Property, plant, and equipment, gross	607,512	598,542
Less: accumulated depreciation	(246,201)	(218,074)
Property, plant and equipment, net	$361,311	$380,468

Other long-term assets

	As of
(In thousands)	July 2, 2023	January 1, 2023
Equity investments without readily determinable fair value (Note 7)	$4,000	$4,000
Equity method investments (Note 7)	2,397	3,061
Prepaid Forward (Note 8)	63,228	34,661
Prepayment for capital expenditure	23,922	7,890
Restricted cash	2	2,545
Other	8,824	8,261
Other long-term assets	$102,373	$60,418
Accrued liabilities

	As of
(In thousands)	July 2, 2023	January 1, 2023
Employee compensation and employee benefits	$28,439	$25,885
Short-term warranty reserves	5,681	7,082
Restructuring reserve	52	563
Accrued interest payable	12,172	13,577
Other payables to SunPower	6,105	7,769
VAT payables	7,929	8,418
Derivative financial instruments	5,021	5,318
Legal expenses	6,189	7,903
Taxes payable	15,851	13,575
Payable to factor agencies	2,409	1,172
Refund liabilities to TotalEnergies, current portion	8,101	7,382
Repurchase obligation	—	30,508
Other	9,699	6,005
Accrued liabilities	$107,648	$135,157

Other long-term liabilities

	As of
(In thousands)	July 2, 2023	January 1, 2023
Long-term warranty reserves	$29,658	$26,130
Unrecognized tax benefits	17,071	16,823
Long-term security deposit payable	1,994	2,012
Long-term pension liability	1,779	1,632
Refund liabilities to TotalEnergies, net of current portion	12,153	14,764
Other	4,372	2,302
Other long-term liabilities	$67,027	$63,663
Accumulated other comprehensive loss

	As of
(In thousands)	July 2, 2023	January 1, 2023
Cumulative translation adjustment	$(21,332)	$(21,695)
Unrecognized gain on long-term pension liability adjustment	5,108	5,105
Net unrealized loss on derivative instruments	(4,322)	(5,518)
Accumulated other comprehensive loss	$(20,546)	$(22,108)
NOTE 5. FAIR VALUE MEASUREMENTS
Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement (observable inputs are the preferred basis of valuation):
•    Level 1—Quoted prices in active markets for identical assets or liabilities.
•    Level 2—Measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1.
•    Level 3—Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
There were no transfers between fair value measurement levels during the presented period. We did not have any assets or liabilities measured at fair value on a recurring basis requiring Level 3 inputs as of July 2, 2023 or January 1, 2023.

The following table summarizes our assets and liabilities measured and recorded at fair value on a recurring basis as of July 2, 2023 and January 1, 2023:

	July 2, 2023		January 1, 2023
(In thousands)	Total Fair Value	Level 2	Total Fair Value	Level 2
Assets
Prepaid expenses and other current assets
Derivative financial instruments (Note 9)	$503	$503	$703	$703

Other long-term assets
Prepaid Forward	63,228	63,228	34,661	34,661
Total assets	$63,731	$63,731	$35,364	$35,364

Liabilities
Accrued liabilities
Derivative financial instruments (Note 9)	5,021	5,021	5,318	5,318
Total liabilities	$5,021	$5,021	$5,318	$5,318
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis
We measure certain investments and non-financial assets (including property, plant and equipment) at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such asset is impaired below its recorded cost. As of July 2, 2023 and January 1, 2023, in relation to the June 2022 Restructuring Plan, we have impaired a property to its fair value and the related asset is recorded within "Prepaid Expenses and Other Current Assets" in our Condensed Consolidated Balance Sheets. There were no other material items recorded at fair value on a non-recurring basis.
Held-to-Maturity Debt Securities
As of July 2, 2023, we have 2 held-to-maturity debt securities, namely, a Philippine government bonds and a 6-month time deposit placed with Deutsche Bank AG, Singapore Branch. As of January 1, 2023, we had 2 held-to-maturity debt securities, namely, a Philippine government bonds and a 4-month time deposit placed with Deutsche Bank AG, Singapore Branch. The time deposit matured in January 2023.
The Philippine government bonds that we maintain as collateral for business transactions within Philippines. These bonds have various maturity dates and are classified as “Restricted short-term marketable securities” in our Condensed Consolidated Balance Sheets. As of July 2, 2023 and January 1, 2023, these bonds had a carrying value of $1.0 million.
In June 2023, we have placed a 183 days time deposit of $60.0 million with Deutsche Bank AG, Singapore Branch. The deposit matures in December 2023, bears interest at a rate of 5.70% per annum and is recorded in “Short-term securities” in our Condensed Consolidated Balance Sheets as of July 2, 2023.
For both of the held-to-maturity securities, we have recorded them at amortized cost based on our ability and intent to hold the securities until maturity. We monitor for changes in circumstances and events that would affect our ability and intent to hold such securities until the recorded amortized costs are recovered. No other-than-temporary impairment loss was incurred during the period presented.
Non-Marketable Equity Investments
Our non-marketable equity investments are securities in privately-held companies without readily determinable market values which are recognized at cost less impairment, adjusted for observable price changes in orderly transactions for an identical or similar investment of the same issuer. As of July 2, 2023 and January 1, 2023, we had $4.0 million in investments accounted for under the measurement alternative method.
Equity Method Investments
Our investments accounted for under the equity method are described in Note 7. Equity Investments. We monitor these investments, which are included within “Other long-term assets” in our Condensed Consolidated Balance Sheets, for impairment and record reductions in the carrying values when necessary. Circumstances that indicate an other-than-temporary decline include Level 3 measurements such as the valuation ascribed to the issuing company in subsequent financing rounds, decreases in quoted market prices, and declines in the results of operations of the issuer.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
We purchase raw materials for inventory and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure goods and services based on specifications defined by us, or that establish parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule or adjust our requirements based on our business needs before firm orders are placed. Consequently, purchase commitments arising from these agreements are excluded from our disclosed future obligations under non-cancellable and unconditional commitments.
We also have agreements with several suppliers, including one of our non-consolidated investees, for the procurement of ingots, and wafers, as well as certain module-level power electronics and related equipment.
As of July 2, 2023, we have future purchase obligations amounting to $234.4 million relating to non-cancellable purchase orders and $63.2 million relating to long-term supply agreements.
We expect that all obligations related to non-cancellable purchase orders for manufacturing equipment will be recovered through future cash flows of the solar cell manufacturing lines and solar panel assembly lines when such long-lived assets are placed in service. Factors considered important that could result in an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, and significant negative industry or economic trends. Obligations related to non-cancellable purchase orders for inventories match current and forecasted sales orders that will consume these ordered materials and actual consumption of these ordered materials is regularly compared to expected demand. We anticipate total obligations related to long-term supply agreements for inventories will be recovered because the quantities required to be purchased are expected to be utilized in the manufacture and profitable sale of solar power products in the future based on our long-term operating plans. The terms of the long-term supply agreements are reviewed periodically by us and we assess the need for any accruals for estimated losses on adverse purchase commitments, such as lower of cost or net realizable value adjustments that will not be recovered by future sales prices, forfeiture of advanced deposits and liquidated damages, as necessary.
Advances to Suppliers
As noted above, we have entered into agreements with various vendors that specify future quantities and pricing of products to be supplied. Certain agreements also provide for penalties or forfeiture of advanced deposits in the event we terminate the arrangements. Under certain agreements, we were required to make prepayments to the vendors over the terms of the arrangements. As of July 2, 2023 and January 1, 2023, advances to suppliers relates to advances to TZE. Refer to Note 2. "Agreements with SunPower, TotalEnergies SE and TZE" for further details.
Legal Matters
We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of such matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations. The Company's provision for the estimated amount of exposure in relation to claims are recorded in "Accrued liabilities" on the Condensed Consolidated Balances Sheets as of July 2, 2023 and January 1, 2023. The Company is not able to estimate the possible cost or liabilities in excess of the accrual.
In addition, under the separation and distribution Agreement we have entered into with SunPower in connection with the spin-off, SunPower has agreed to indemnify us for certain litigation claims to which certain of our subsidiaries are named the defendant or party. The liabilities related to these legal claims and an offsetting receivable from SunPower are reflected in our historical Condensed Consolidated Balance Sheets as of July 2, 2023 and January 1, 2023.
Letters of Credit and Bank Guarantees
The Company provides standby letters of credit or other guarantee instruments to various parties as required for certain transactions initiated during the ordinary course of business, to guarantee the Company’s performance in accordance with contractual or legal obligations. As of July 2, 2023 and January 1, 2023, the maximum potential payment obligation that the Company could be required to make under these guarantee agreements was $23.4 million and $46.1 million respectively. The contractual terms of the guarantees range from 1 month to 45 months. We have not recorded any liability in connection with these guarantee agreements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee agreements. Certain guarantee agreements are collateralized by restricted cash of $19.0 million and $39.7 million which is included in “Prepaid expenses and other current assets” and “Other long-term assets” on the Consolidated Balance Sheets as of July 2, 2023 and January 1, 2023 respectively.
NOTE 7. EQUITY INVESTMENTS
Our equity investments consist of equity method investments and equity investments without readily determinable fair value.
Equity Method Investments
Huansheng Photovoltaic (Jiangsu) Co., Ltd (“Huansheng”)
In March 2016, SunPower entered into an agreement with Dongfang Electric Corporation and TZE to form Huansheng, a jointly owned solar cell manufacturing facility to manufacture our Performance line modules in China. The joint venture is based in Yixing City in Jiangsu Province, China. In March 2016, we made an initial $9.2 million investment for a 15% equity ownership interest in the joint venture, which was accounted for under the cost method. In February 2017, we invested an additional $9.0 million which included an investment of $7.7 million and reinvested dividends of $1.3 million, bringing our equity ownership to 20% of the joint venture. In February and April 2018, we invested an additional $6.3 million and $7.0 million (net of $0.7 million of dividends reinvested), respectively, maintaining our equity ownership at 20% of the joint venture. In September 2021, TZE made a capital injection of RMB270.0 million (equivalent to $41.6 million) to Huansheng JV to facilitate the capacity expansion of Huansheng JV. The Company did not make a proportionate injection based on its equity interest in Huansheng JV which resulted in a dilution of the Company's equity ownership from 20.0% to 16.3%.
We have concluded that we are not the primary beneficiary of the joint venture because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of the joint venture that most significantly impact its economic performance. We account for our investment in the joint venture using the equity method because we are able to exercise significant influence over the joint venture due to our board position. The Company is not contractually obligated to provide additional funding to the joint venture and therefore, the maximum exposure to loss is restricted to the carrying amount of the investment as disclosed on the Condensed Consolidated Balance Sheets.

Huaxia CPV (Inner Mongolia) Power Co., Ltd. (“CCPV”)
In December 2012, SunPower entered into an agreement with Tianjin Zhonghuan Semiconductor Co. Ltd., Inner Mongolia Power Group Co. Ltd. and Hohhot Jinqiao City Development Company Co., Ltd. to form CCPV, a jointly owned entity to manufacture and deploy our low-concentration PV (“LCPV”) concentrator technology in Inner Mongolia and other regions in China. CCPV is based in Hohhot, Inner Mongolia. The establishment of the entity was subject to approval of the Chinese government, which was received in the fourth quarter of fiscal year 2013. In December 2013, we made a $16.4 million equity investment in CCPV, for a 25% equity ownership.
We have concluded that we are not the primary beneficiary of CCPV because, although we are obligated to absorb losses and have the right to receive benefits, we alone do not have the power to direct the activities of CCPV that most significantly impact its economic performance. We account for our investment in CCPV using the equity method because we are able to exercise significant influence over CCPV due to our board position. Due to changes in certain facts and circumstances, in fiscal year 2017, we impaired the entire amount of this investment.
Equity Investments without Readily Determinable Fair Value
Deca Technologies, Inc.
In September 2010, SunPower entered into an agreement to purchase preferred shares of Deca Technologies, Inc., a subsidiary of Cypress Semiconductor, that commercializes a proprietary electronic system interconnect technology. The investment was intended to monetize our intellectual property and capabilities in an adjacent field and potential co-development opportunities in the future. Pursuant to the share purchase agreement, we are entitled to certain liquidation and conversion rights of holders of such preferred shares. Concurrent with the purchase agreement, we also entered into a lease and facility service agreement and license agreement. During fiscal year 2020, in connection with an equity transaction with a third-party investor, the Company agreed to give up the liquidation and conversion rights in exchange for two transactions which increased the equity ownership to 8%, together with a cash dividend of $2.5 million representing a return of capital. The cumulative upward adjustment in the investment amounted to $1.3 million, based on observable market transactions with a third-party investor in 2020. As of July 2, 2023 and January 1, 2023, our total equity investment in Deca Technologies, Inc. was $4.0 million for both periods.
Our share of income (losses) from equity investments accounted for under the equity method is reflected as “Equity in income (losses) of unconsolidated investees” in our Condensed Consolidated Statements of Operations. The carrying value of our equity investments, classified as “Other long-term assets” as of July 2, 2023 and January 1, 2023, are as follows:

	As of
(In thousands)	July 2, 2023	January 1, 2023
Equity method investments	$2,397	$3,061
Equity investments without readily determinable fair value	4,000	4,000
Total equity investments	$6,397	$7,061

Related-party transactions with Huansheng are as follows:

	As of
(In thousands)	July 2, 2023	January 1, 2023
Accounts payable	$41,786	$38,452
Accrued liabilities	189	995

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Payments made to investee for products/services	$104,975	$70,527	$145,792	$157,510
Variable Interest Entities (“VIE”)
A VIE is an entity that has either (i) insufficient equity to permit the entity to finance its activities without additional subordinated financial support, or (ii) equity investors who lack the characteristics of a controlling financial interest. Under ASC 810, Consolidation, an entity that holds a variable interest in a VIE and meets certain requirements would be considered to be the primary beneficiary of the VIE and is required to consolidate the VIE in its consolidated financial statements. In order to be considered the primary beneficiary of a VIE, an entity must hold a variable interest in the VIE and have both:
•The power to direct the activities that most significantly impact the economic performance of the VIE; and
•The right to receive benefits from, or the obligation to absorb losses of the VIE that could be potentially significant to the VIE.
We follow guidance on the consolidation of VIEs that requires companies to utilize a qualitative approach to determine whether it is the primary beneficiary of a VIE. The process for identifying the primary beneficiary of a VIE requires consideration of the factors that indicate a party has the power to direct activities that most significantly impact the investees' economic performance, including powers granted to the investees' governing board and, to a certain extent, a company's economic interest in the investee. We analyze our investments in VIEs and classify them as either:
•A VIE that must be consolidated because we are the primary beneficiary or the investee is not a VIE and we hold the majority voting interest with no significant participating rights available to the other partners; or
•A VIE that does not require consolidation because we are not the primary beneficiary or the investee is not a VIE and we do not hold the majority voting interest.
As part of the above analysis, if it is determined that we have the power to direct the activities that most significantly impact the investees' economic performance, we consider whether or not we have the obligation to absorb losses or rights to receive benefits of the VIE that could potentially be significant to the VIE.
Consolidated VIE
To comply with local government laws in the Philippines, SPML Land, Inc. (“SPML Land”) was formed on July 20, 2006 to own land, buildings and equipment that is leased by SPML Land to SunPower Philippines Manufacturing Limited (“SPML”), which is a subsidiary of the Company. SPML owns 40% equity interest in SPML Land and certain SPML employees own the remaining 60% equity interest in SPML Land. Financing for the capital expenditure of SPML Land is provided by SPML.
Based on the relevant accounting guidance summarized above, we have concluded that we are the primary beneficiary as we have the power to direct the activities that significantly impact its economic performance and we have exposure to significant profits or losses, and as such, we consolidate the entity.
The aggregate carrying amounts of the total assets and total liabilities of SPML Land as of July 2, 2023 were $22.4 million and $3.6 million, respectively and $21.7 million and $4.2 million, respectively, as of January 1, 2023.

NOTE 8. DEBT AND CREDIT SOURCES
Green Convertible Notes
On July 17, 2020, Maxeon issued $200.0 million aggregate principal amount of its 6.5% Green Convertible Senior Notes due 2025 (“Green Convertible Notes”), if not earlier repurchased or converted. The Green Convertible Notes are senior, unsecured obligations of Maxeon and will accrue regular interest at a rate of 6.5% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021. Upon satisfaction of the relevant conditions, the Green Convertible Notes will be convertible into the common stock of Maxeon at an initial conversion price of $18.19 per ordinary shares and an initial conversion rate of 54.9611 ordinary shares for $1,000 principal amount of Green Convertible Notes. The conversion rate and conversion price will be subjected to adjustment in specified circumstances. We will settle conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon, at our election. In addition, the Green Convertible Notes will be redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after July 17, 2023 and on or before the 60th scheduled trading day immediately before the maturity date, but only if the last reported sale price per ordinary share of Maxeon exceeds 130% of the conversion price for a specified period of time. During the three months ended July 2, 2023, this condition for conversion has been satisfied and the Green Convertible Notes became convertible. The Green Convertible Notes will also be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their Green Convertible Notes for cash. The repurchase price will be equal to the principal amount of the Green Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
Prior to the adoption of ASU 2020-06, the Green Convertible Notes was classified as a financial instrument that had both an equity and liability component. The liability component was recorded at fair value on initial recognition with the residual accounted for in equity. Subsequently, the liability portion was recorded at amortized cost. As a result of adopting ASU 2020-06 in fiscal year 2022, the Company made certain adjustments to its accounting for the Green Convertible Notes. The adoption of ASU 2020-06 eliminated the bifurcation of the liability and equity components of the Green Convertible Notes into a single liability instrument. As a result of the adoption, the carrying amount of the Green Convertible Notes increased by $42.1 million to $187.8 million as of January 3, 2022. Additional paid-in-capital was reduced by $52.2 million, and $10.1 million cumulative effect of adoption was recognized to the opening balance of accumulated deficit as of January 3, 2022.
As of July 2, 2023 and January 1, 2023, the net carrying amount of this outstanding debt was $193.0 million and $191.3 million, respectively, recorded in “Convertible debt” in the Condensed Consolidated Balance Sheets. The fair value of the Green Convertible Notes as of July 2, 2023 and January 1, 2023, was $330.1 million and $218.6 million, respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source and the face value of the debt is $200.0 million. As of July 2, 2023 and January 1, 2023, the unamortized debt issuance cost is $7.0 million and $8.7 million, respectively.
Interest expense arising from the Green Convertible Notes that is recorded in the Condensed Consolidated Statements of Operation is as follows:

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Contractual interest expense	$3,250	$3,250	$6,500	$6,500
Amortization of debt issuance costs and debt discount	858	858	1,717	1,717
As of July 2, 2023, the if-converted value of the Green Convertible Notes is in excess of the outstanding principal amount by $109.5 million. As of January 1, 2023, the if-converted value of the Green Convertible Notes is below the outstanding principal amount by $23.5 million.

Physical Delivery Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, the Company entered into a privately negotiated forward-starting physical delivery forward transaction (the “Physical Delivery Forward”) with Merrill Lynch International (the “Physical Delivery Forward Counterparty”), with respect to approximately $60.0 million worth of ordinary shares (the “Physical Delivery Maxeon Shares”), pursuant to which the Physical Delivery Forward Counterparty agreed to deliver the Physical Delivery Maxeon Shares to Maxeon or a third-party trustee designated by Maxeon for no consideration at or around the maturity of the Green Convertible Notes subject to the conditions set forth in the agreements governing the Physical Delivery Forward. The Physical Delivery Forward became effective on the first day of the 15 consecutive trading days commencing on September 9, 2020 and ended on September 29, 2020 (the “Note Valuation Period”).
The Company filed a registration statement on Form F-3 with the SEC on September 2, 2020. On September 9, 2020, Maxeon filed a final prospectus supplement related to the offering of up to $60.0 million of its ordinary shares in connection with the Physical Delivery Forward. Up to Note Valuation date on September 29, 2020, we issued and sold $58.5 million out of the approximately $60.0 million worth of shares in the Physical Delivery Forward, representing 3.8 million shares issued with the weighted average underwritten price of $15.40. During the Note Valuation Period, the Physical Delivery Forward was a liability classified financial instrument that is remeasured to fair value as it represents a net cash settled provision that is akin to an obligation to repurchase the Company's stock. At the end of the Note Valuation Period, the carrying amount of the Physical Delivery Forward was $64.1 million and a gain of $8.5 million was recorded during fiscal year 2020. The fair value of the Physical Delivery Forward was affected by the Company’s share price and other factors impacting the valuation model. This was subsequently reclassified to equity after remeasurement, at the end of the Note Valuation Period, and thereafter will not be subsequently remeasured.
Prepaid Forward
On July 17, 2020 and in connection with the issuance of the Green Convertible Notes, Maxeon entered into a privately negotiated forward-starting forward share purchase transaction (the “Prepaid Forward”) with Merrill Lynch International (the “Prepaid Forward Counterparty”), pursuant to which Maxeon will repurchase approximately $40.0 million worth of ordinary shares, subject to the conditions set forth therein, including receipt of required shareholder approvals on an annual basis.
The Prepaid Forward became effective on the first day of the Note Valuation Period. The number of ordinary shares of Maxeon to be repurchased under the Prepaid Forward is determined based on the arithmetic average of the volume-weighted average prices per ordinary share of Maxeon over the Note Valuation Period, subject to a floor price and subject under Singapore law to a limit in aggregate of no more than 20% of the total number of ordinary shares in Maxeon’s capital as of the date of the annual shareholder repurchase approval (calculated together with the number of ordinary shares to be repurchased in connection with the Physical Delivery Forward), and Maxeon will prepay the purchase price for the Prepaid Forward in cash using a portion of the net proceeds from the sale of the Green Convertible Notes. Under the terms of the Prepaid Forward, the Prepaid Forward Counterparty will be obligated to deliver the number of ordinary shares of Maxeon underlying the transaction to Maxeon which is 2.5 million shares, or pay cash to the extent Maxeon fails to provide to Prepaid Forward Counterparty evidence of a valid shareholder authorization, on or shortly after the maturity date of the Green Convertible Notes, subject to the ability of the Prepaid Forward Counterparty to elect to settle all or a portion of the transaction early.
The Prepaid Forward is classified as an asset and remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings as the contract includes provisions that could require cash settlement. As of July 2, 2023 and January 1, 2023, the carrying amount of the Prepaid Forward was $63.2 million and $34.7 million, respectively, and is recognized as “Other long-term assets” in the Condensed Consolidated Balance Sheets. The remeasurement to fair value for the three and six months ended July 2, 2023 was gain of $4.7 million and $28.6 million respectively. The remeasurement to fair value for the three and six months ended July 3, 2022 was loss of $4.0 million and $4.4 million respectively, and recorded as “Other, net” in the Condensed Consolidated Statements of Operations. The fair value of the Prepaid Forward is affected by the Company’s share price and other factors impacting the valuation model.

2027 Convertible debt
On August 17, 2022, Maxeon completed its sale of $207.0 million aggregate principal amount of 7.5% first lien senior secured convertible notes due 2027 (“2027 Notes”) to TZE SG at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. The 2027 Notes will accrue regular interest at a rate of 7.5% per annum, payable semi-annually in arrears on February 17 and August 17 of each year, beginning on February 17, 2023. Payment of interest will take the following forms: (a) the initial 3.5% of the total 7.5% interest payable on an interest payment date shall be paid in cash and (b) the remaining 4.0% of interest payable on such interest payment date may be paid, at the Company’s election, (i) in cash, (ii) by increasing the principal amount of the outstanding 2027 Notes or by issuing additional 2027 Notes in a corresponding amount (the “PIK Notes”), in accordance with the terms and conditions of the Indenture, (iii) if subject to certain conditions, in ordinary shares of the Company (the “Shares”), and/or (iv) a combination of any two or more forms of payment as described in (i) through (iii). The payment of principal and interest are jointly and severally unconditionally guaranteed, on a senior secured basis, by certain subsidiaries of the Company.
From and after August 17, 2022 until the fifth scheduled trading day immediately preceding August 17, 2027, the holder of 2027 Notes may, at its option, convert its 2027 Notes at an initial conversion price of $23.13 per ordinary shares and an initial conversion rate of 43.2301 ordinary shares for $1,000 principal amount of 2027 Notes, in accordance with the terms and conditions of the indenture dated August 17, 2022 (the "Indenture"). The conversion rate and conversion price will be subjected to adjustment in specified circumstances. The Company can elect to settle the conversions by paying or delivering, as applicable, cash, ordinary shares of the Company or a combination of cash and ordinary shares of Maxeon. The 2027 Notes will be also redeemable, in whole or in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option at any time, and from time to time, on or after August 17, 2024, if the closing sale price per Share exceeds 130% of the Conversion Price then in effect on at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date of the redemption notice. In addition, the 2027 Notes will be redeemable, in whole and not in part, at a cash redemption price equal to their principal amount, plus accrued and unpaid interest, if any, at Maxeon’s option in connection with certain changes in tax law. Upon the occurrence of a fundamental change (as defined in the Indenture), noteholders may require Maxeon to repurchase their 2027 Notes for cash. The repurchase price will be equal to the principal amount of the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.
As of July 2, 2023 and January 1, 2023, the net carrying amount of this outstanding debt was $189.1 million and $187.3 million, respectively, recorded in “Convertible debt” in the Condensed Consolidated Balance Sheets. The face value of the debt is $207.0 million. As of July 2, 2023 and January 1, 2023, the fair value of the 2027 Notes was $286.5 million and $199.5 million, respectively, determined using Level 2 inputs based on market prices as reported by an independent pricing source. As of July 2, 2023 and January 1, 2023, the unamortized debt issuance cost and discount is $17.9 million and $19.7 million, respectively.
Interest expense arising from the 2027 Notes that is recorded in the Condensed Consolidated Statements of Operation is as follows:

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Contractual interest expense	$3,881	$—	$7,763	$—
Amortization of debt issuance costs and debt discount	867	—	1,713	—
As of July 2, 2023, the if-converted value of the 2027 Notes is in excess the outstanding principal amount $45.0 million. As of January 1, 2023 the if-converted value of the 2027 Notes is below the outstanding principal amount by $63.3 million.
As of July 2, 2023 and January 1, 2023, the Company has pledged certain assets as collateral for the 2027 Notes. The carrying amount of the assets pledged as collateral as of July 2, 2023 and January 1, 2023 $2,744 million and $2,447 million (inclusive of intercompany balances not reflected on the consolidated balance sheet). The collateral includes pledges of the shares of (or other ownership of equity interests in) certain subsidiaries and certain other material assets (including intellectual property) to the extent the pledges are not restricted under existing regulations, law or contractual obligations.
Other Debt and Credit Sources

In June 2018, SunPower entered into a Revolving Credit agreement which entitled us to an uncommitted, on demand import and export combined financing of $50.0 million through Standard Chartered Bank Malaysia Berhad at a 1.5% per annum over LIBOR interest rate over a maximum financing tenor of 90 days. The interest rate for the Revolving Credit agreement was updated to 1.5% per annum over SOFR interest rate over a maximum financing tenor of 90 days in August 2022. As of July 2, 2023 and January 1, 2023, the outstanding amount of face value of this outstanding debt was $35.0 million and $50.0 million, respectively, recorded in “Short-term debt” on the Condensed Consolidated Balance Sheets, the total amount of which will mature in fiscal year 2023. During the three and six months ended July 2, 2023, the Company recorded interest expense of $0.7 million and $1.4 million, respectively, related to this debt, which is reported as “Interest expense, net” on the Condensed Consolidated Statements of Operations. During the three and six months ended July 3, 2022, the Company recorded interest expense of $0.3 million and $0.5 million respectively.

The Revolving Credit agreement will expire at the end of October 2023. The Company is currently in the midst of renewal discussions with Standard Chartered Bank Malaysia Berhad and will seek to raise additional financing on acceptable terms.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present information about our hedge instruments measured at fair value on a recurring basis as of July 2, 2023 and January 1, 2023, all of which utilize Level 2 inputs under the fair value hierarchy:

(In thousands)	Balance Sheet Classification	July 2, 2023	January 1, 2023
Assets:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Prepaid expenses and other current assets	$—	$64
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	414	63
		414	127
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Prepaid expenses and other current assets	89	576
		$503	$703

Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward option contracts	Accrued liabilities	$—	$213
Foreign currency forward exchange contracts	Accrued liabilities	4,535	5,105
		4,535	5,318
Derivatives not designated as hedging instruments:
Foreign currency forward exchange contracts	Accrued liabilities	486	—
		$5,021	$5,318

	July 2, 2023
			Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$503	$503	$503
Derivative liabilities	5,021	5,021	5,021

	January 1, 2023
			Gross Amounts Not Offset in the Condensed Consolidated Balance Sheet, but Have Rights to Offset
(In thousands)	Gross Amounts	Net Amounts Presented	Financial Instruments
Derivative assets	$703	$703	$703
Derivative liabilities	5,318	5,318	5,318
We recorded a loss of $1.0 million on these derivative instruments for both three and six months ended July 2, 2023, under “Other, net” in the Condensed Consolidated Statements of Operations. A loss of $1.0 million and $2.0 million was recorded on these derivative instruments during three and six months ended July 3, 2022, respectively.
As of January 1, 2023, there was a cumulative loss of $5.5 million recorded in “Accumulated other comprehensive loss” (OCL) in connection with the derivatives designated as cash flow hedges. During the three months ended July 2, 2023, we recognized an unrealized loss of $0.5 million and reclassified $0.9 million of loss from OCL to profit or loss, with a net gain of $0.4 million. During the six months ended July 2, 2023, we recognized an unrealized loss of $2.9 million and reclassified $4.1 million of loss from OCL to profit or loss, with a net gain on derivatives of $1.2 million in the OCL. As of July 2, 2023, the cumulative loss in OCL for the derivatives was $4.3 million.
During three and six months ended July 3, 2022, we recognized a net gain on derivative in OCL of $2.1 million and $2.5 million, respectively.
We classify cash flows related to derivative financial instruments as operating activities in our Condensed Consolidated Statements of Cash Flows.
Foreign Currency Exchange Risk
Designated Derivatives Hedging Cash Flow Exposure
Our cash flow exposure primarily relates to anticipated third-party foreign currency revenues and expenses. We derive a portion of our revenues in foreign currencies as part of our ongoing business operations. In addition, a portion of our assets are held in foreign currencies. We enter into foreign currency option contracts and foreign currency forward designated as cash flow hedges to hedge certain forecasted revenue transactions denominated in Euros and Australian dollars. We also entered into foreign currency forward contracts designated as cash flow hedges to hedge certain forecasted purchase transactions denominated in Chinese Renminbi. Our foreign currency forward and option contracts are entered into for periods consistent with the related underlying exposures and do not constitute positions that are independent of those exposures.
As of July 2, 2023 and January 1, 2023, we had outstanding cash flow hedge option contracts with a notional value of $191.1 million and $213.3 million respectively that are designated for either gross external or intercompany revenue up to our net economic exposure. These derivatives have a maturity of ten months or less. The effective portion of these cash flow hedges is reclassified into revenue when third-party revenue is recognized in our Condensed Consolidated Statements of Operations.
As of July 2, 2023, we had outstanding cash flow hedge forward contracts designated for our purchases with a notional value of $39.8 million. These derivatives have a maturity of eight months or less. As of January 1, 2023, we had no outstanding cash flow hedge forward contracts that are designated for our purchases. The effective portion of these cash flow hedges is reclassified into cost of revenue when the cost of purchase is recognized in our Condensed Consolidated Statement of Operations.

Non-Designated Derivatives Hedging Transaction Exposure
Derivatives not designated as hedging instruments consist of forward contracts used to hedge re-measurement of foreign currency denominated monetary assets and liabilities primarily for intercompany transactions, receivables from customers, and payables to third parties. Changes in exchange rates between our subsidiaries’ functional currencies and the currencies in which these assets and liabilities are denominated can create fluctuations in our reported condensed consolidated financial position, results of operations and cash flows. As of July 2, 2023, to hedge balance sheet exposure, we held foreign currency forward contracts with an aggregate notional value of $44.4 million. These foreign currency forward contracts have maturity of three months or less. As of January 1, 2023, to hedge balance sheet exposure, we held foreign currency forward contracts with aggregate notional value of $14.9 million. These contracts matures no later than October 2023.
Credit Risk
Our option and forward contracts do not contain any credit-risk-related contingent features. We are exposed to credit losses in the event of nonperformance by the counterparties to these option and forward contracts. We enter into derivative contracts with high-quality financial institutions and limit the amount of credit exposure to any single counterparty. In addition, we continuously evaluate the credit standing of our counterparties.
NOTE 10. INCOME TAXES
In the three months ended July 2, 2023, our income tax expense of $5.9 million was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups for subsidiaries that filed tax returns during the period. Our income tax expense of $0.9 million in the three months ended July 3, 2022 was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups.
In the three and six months ended July 2, 2023 and July 3, 2022, in accordance with FASB guidance for interim reporting of income tax, we have computed our provision for income taxes based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods, in particular due to the uncertainty in our annual forecasts resulting from the unpredictable duration and other macroeconomic factors such as the war in Ukraine on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and six months ended July 2, 2023 and July 3, 2022.
Unrecognized Tax Benefits
Current accounting guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.
As at July 2, 2023 and January 1, 2023, we reported unrecognized tax benefits of $9.4 million, and $9.8 million respectively. The movement was due to translation of unrecognized tax benefits in foreign currency and interest accruals.
We believe that events that could occur in the next 12 months and cause a change in unrecognized tax benefits include, but are not limited to, the following:
•commencement, continuation or completion of examinations of our tax returns by foreign taxing authorities; and
•expiration of statutes of limitation on our tax returns.
The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Uncertainties include, but are not limited to, the impact of legislative, regulatory and judicial developments, transfer pricing and the application of withholding taxes. We regularly assess our tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which we do business. We determined that an estimate of the range of reasonably possible change in the amounts of unrecognized tax benefits within the next 12 months cannot be made.
NOTE 11. NET (LOSS) INCOME PER SHARE
We calculate basic net (loss) income per share by dividing earnings allocated to common stockholders by the basic weighted-average number of common shares outstanding for the period. Shares issued in connection with the Physical Delivery Forward are excluded for the purpose of calculating net (loss) income per share after its reclassification from liability to equity at the end of the Note Valuation Period as this constitutes a share lending arrangement. Diluted weighted-average shares is computed using basic weighted-average number of common shares outstanding plus any potentially dilutive securities outstanding during the period using the treasury-stock-type method and the if-converted method, except when their effect is anti-dilutive. Potentially dilutive securities include restricted stock units, performance stock units, Prepaid Forward, the outstanding Green Convertible Notes and the outstanding 2027 Notes. The following table presents the calculation of basic and diluted net (loss) income per share attributable to stockholders:

	Three Months Ended		Six Months Ended
(In thousands, except per share data)	July 02, 2023	July 03, 2022	July 02, 2023	July 03, 2022
Net loss:
Net (loss) income attributable to stockholders(1)	$(1,509)	$(87,920)	$18,762	$(147,032)

Number of shares:
Basic weighted-average common shares	45,158	40,853	43,273	40,751
Diluted weighted-average common shares(2)	45,158	40,853	44,110	40,751

Basic and diluted net (loss) income per share	$(0.03)	$(2.15)	$0.43	$(3.61)
(1)No adjustment is made to the numerator for the three and six months ended July 2, 2023 and July 3, 2022 as it would be anti-dilutive.

(2)No adjustment is made to the denominator for the three months ended July 2, 2023 and three and six months ended July 3, 2022 as the inclusion of all potentially dilutive restricted stock units, and common shares under the Green Convertible Notes, 2027 Notes and prepaid forward would be anti-dilutive. Therefore, these were excluded from the computation of the weighted-average shares for diluted net loss per share. For the six months ended July 2, 2023, the potentially dilutive restrictive stock units and performance stock units are included to determine the diluted weighted average common shares.
The following is a summary of outstanding potentially dilutive securities that was excluded from diluted net (loss) income per share attributable to stockholders in the following periods:

	Three Months Ended		Six Months Ended
(In thousands)	July 02, 2023	July 03, 2022	July 02, 2023	July 03, 2022
Restricted stock units	987	114	—	131
Green Convertible Notes	10,995	10,995	10,995	10,995
2027 Notes	8,949	—	8,949	—
Prepaid forward	—	711	—	846

NOTE 12. SEGMENT AND GEOGRAPHICAL INFORMATION
We determine operating segments based on how our chief operating decision maker (“CODM”) manages the business, including making operating decisions, deciding how to allocate resources and evaluating operating performance. Our CODM is our Chief Executive Officer who reviews our operating results on a combined basis. We operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by our CODM to make decisions about resource allocation and assess performance. The following table summarizes the allocation of net revenue based on geography:

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
United States(1)	$194,031	$84,647	$357,654	$159,838
Italy	40,649	30,223	79,008	57,473
Rest of the world(2)	113,693	123,210	230,043	243,850
Total revenue	$348,373	$238,080	$666,705	$461,161
(1)During the three months ended July 2, 2023 and July 3, 2022, we had sales of $79.3 million and $63.1 million, respectively, to SunPower representing the sale of solar modules to SunPower. For the six months ended July 2, 2023 and July 3, 2022, the sales attributed to the U.S. includes $151.0 million and $137.8 million in sales to SunPower respectively. The pricing is based on the supply agreements with SunPower. Refer to Note 2. “Agreements with SunPower, TotalEnergies SE and TZE” for further details.
(2)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed primarily based on the destination of shipments.

NOTE 13. RESTRUCTURING
May 2021 Restructuring Plan
In fiscal year 2021, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of a France-based manufacturing facility in Toulouse. The Company expects less than 40 employees to be affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities was completed in fiscal year 2022, except for the completion of the sale of the assets.
June 2022 Restructuring Plan
In fiscal year 2022, the Company adopted a restructuring plan to reduce costs and focus on improving cash flow, primarily related to the closure of our module factory in Porcelette, France. The Company expects less than 30 employees to be affected in connection with this restructuring plan. This represents a mixture of manufacturing and non-manufacturing employees. The restructuring activities is expected to be completed by fiscal year 2023.

The following table summarizes the period-to-date restructuring charges by plan recognized in our Condensed Consolidated Statements of Operations:

	Three Months Ended		Six Months Ended
(In thousands)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
May 2021 Restructuring Plan:
Severance and benefits	$(9)	$(158)	$(9)	$(403)
Cost of disposal of property, plant and equipment	20	20	49	30
Total May 2021 Restructuring Plan	11	(138)	40	(373)

June 2022 Restructuring Plan:
Severance and benefits	(134)	1,951	(346)	1,951
Impairment and accelerated depreciation of assets	448	—	448	—
Other costs(1)	1	—	1	—
Total June 2022 Restructuring Plan	315	1,951	103	1,951

Other Restructurings:
Impairment and accelerated depreciation of assets	—	(48)	—	(48)
Total Other Restructurings	—	(48)	—	(48)
Total restructuring expense	$326	$1,765	$143	$1,530
(1)Other costs primarily represent associated legal and advisory services.
The following table summarizes the restructuring reserve movements during six months ended July 2, 2023:

(In thousands)	January 1, 2023	(Benefits) Charges	Deduction	July 2, 2023
May 2021 Restructuring Plan:
Severance and benefits	$42	$(9)	$(33)	$—
Cost of disposal of property, plant and equipment	—	49	(49)	—
Total May 2021 Restructuring Plan	42	40	(82)	—
June 2022 Restructuring Plan:
Severance and benefits	521	(346)	(123)	52
Impairment of assets	—	448	(448)	—
Other costs	—	1	(1)	—
Total June 2022 Restructuring Plan	521	103	(572)	52
Total restructuring reserve	$563	$143	$(654)	$52

NOTE 14. COMMON STOCK
On May 16 2023, the Company announced the launch of an underwritten public offering. This was upsized to 7,490,000 ordinary shares, including 5,620,000 ordinary shares offered by Maxeon (the “Company Offering”) and 1,870,000 ordinary shares offered by an affiliate of TotalEnergies SE (“TotalEnergies”) (the “TotalEnergies Offering” and, together with the Company Offering, the “Offering”), each at a price of $28.00 per share. TotalEnergies also granted the underwriters a 30-day option to purchase up to an additional 1,123,500 ordinary shares in the public offering on the same terms and conditions. The option was exercised in full by the underwriter.

In addition, pursuant to a share purchase agreement, dated 16 May 2023, with an affiliate of TZE, Maxeon has agreed to sell to TZE SG, in a private placement exempt from the registration requirements of the Securities Act of 1933, and at a sale price equal to the price to the public in the Offering of 1,500,000 ordinary shares (the “TZE Private Placement”), for a total investment of $42.0 million.
The Offering and the TZE Private Placement closed on 19 May 2023. Maxeon received gross proceeds from the Company Offering and TZE Private Placement of approximately $193.5 million, after giving effect to the underwriting discounts and commissions as well as other issuance costs.
Common Stock
Voting Rights - Common Stock
All common stockholders are entitled to one vote per share on all matters submitted to be voted on by our stockholders.
Dividends - Common Stock
All common stockholders are entitled to receive equal per share dividends when and if declared by the Board of Directors. Certain of our debt agreements place restrictions on us and our subsidiaries’ ability to pay cash dividends.
Shares Reserved for Future Issuance Under Equity Compensation Plans
We had shares of common stock reserved for future issuance as follows:

	As of
(In thousands)	July 2, 2023	January 1, 2023
Equity compensation plans	2,695	3,166

NOTE 15. SUBSEQUENT EVENT
On August 5, 2023, SunPower delivered a written notice to the Company alleging breach of its non-circumvention obligations under the 2022/2023 Supply Agreement and the 2024/2025 Supply Agreement (collectively, the“Master Supply Agreements”), to which we are responding by conducting a thorough investigation and providing the information, as well as taking proactive steps, requested by SunPower to cure the alleged non-compliance. On August 6, 2023, Maxeon delivered a notice of breach to SunPower for failure to make approximately $29 million in payments required under the Master Supply Agreements for panels delivered. SunPower and Maxeon have engaged in good faith discussions and the Company intends to work collaboratively towards resolution as also contemplated under the dispute provisions of the Master Supply Agreements.